Securities and Exchange Commission
                             Washington, D. C. 20549

                                 ---------------

                                  Form 10-SB/A
                                 Amendment No. 1
                                 --------------


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           BINGHAM CANYON CORPORATION
                       (Name of registrant in its charter)


NEVADA                                   51-0292843
(State of incorporation)                (I.R.S. Employer Identification No.)


                                 3353 South Main
                                    Suite 584
                           Salt Lake City, Utah 84115
                                 (801) 323-2395
          (Address and telephone number of principal executive offices and principal place of business)


                                ----------------

Securities registered pursuant to Section 12(b) of the Act:

                                      None
                                ----------------

Securities registered pursuant to Section 12(g) of the Act:

                          Common Stock, par value $.001
                               Title of each class

                                Table of Contents

                                     PART I

Item 1: Description of Business............................................3
Item 2: Management's Discussion and Analysis or Plan of Operation..........6
Item 3: Description of Property............................................6
Item 4: Security Ownership of Certain Beneficial Owners and Management.....6
Item 5: Directors, Executive Officers, Promoters and Control Persons.......7
Item 6: Executive Compensation.............................................8
Item 7: Certain Relationships and Related Transactions.....................8
Item 8: Description of Securities..........................................8

                                     PART II

Item 1: Market Price for Common Equity and Related Stockholder Matters.....9
Item 2: Legal Proceedings..................................................9
Item 3: Changes in and Disagreements with Accountants......................9
Item 4: Recent Sales of Unregistered Securities............................9
Item 5: Indemnification of Directors and Officers..........................9

                                    PART F/S
Index to Financial Statements.............................................10

                                    PART III

Item 1: Index to and Description of Exhibits..............................11

                           FORWARD LOOKING STATEMENTS

         In this registration statement references to "Bingham Canyon," "we," "us," and "our" refer to Bingham Canyon Corporation

         This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Bingham Canyon's control. These factors include but are not limited to economic conditions generally and in the industries in which Bingham Canyon may participate; competition within Bingham Canyon's chosen industry, including competition from much larger competitors; technological advances and failure by Bingham Canyon to successfully develop business relationships.


                         ITEM 1: DESCRIPTION OF BUSINESS

Business Development

         On August 19, 1998, Bingham Canyon Corporation was incorporated in the state of Nevada. Bingham Canyon merged with Bingham Canyon Corporation, a Delaware corporation, on August 26, 1999. Bingham Delaware merged with Bingham Nevada solely to change its domicile from Delaware to Nevada. Bingham Delaware had no commercial operations at that time and was the subsidiary of VIP Worldnet, Inc., a Nevada corporation.

         We are a development stage company and have suffered losses since our inception. Our independent auditors have expressed doubt that we can continue as a going concern unless we obtain financing. We have voluntarily filed this registration statement to become a reporting company.

Our Plan

         Our business plan is to seek, investigate, and, if warranted, acquire an interest in a business opportunity. Our acquisition of a business opportunity may be made by merger, exchange of stock, or otherwise. We have very limited sources of capital, and we probably will only be able to take advantage of one business opportunity. At the present time we have not identified any business opportunity that we plan to pursue, nor have we reached any agreement or definitive understanding with any person concerning an acquisition.

         Our search for a business opportunity will not be limited to any particular geographical area or industry. Our management has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors. Our management believes that companies who desire a public market to enhance liquidity for current shareholders or plan to acquire additional assets through issuance of securities rather than for cash will be potential merger or acquisition candidates.

         The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgement. There is no assurance that we will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to us and our shareholders.

         Our activities are subject to several significant risks which arise primarily as a result of the fact that we have no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without consent, vote, or approval of our shareholders.

Investigation and Selection of Business Opportunities

         A decision to participate in a specific business opportunity may be made upon our management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concept, the merit of technological changes, the perceived benefit that company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, we anticipate that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. We will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes.

         Our management will analyze the business opportunities, however, none of our management are professional business analysts (See "Directors and Executive Officers," below). Our management might hire an outside consultant to assist in the investigation and selection of business opportunities. Since our management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors. We have not established the criteria to be used in selecting such consultants or advisors, the service to be provided, the term of service, or the total amount of fees that may be paid. However, because of our limited resources, it is likely that any such fee we agree to pay would be paid in stock and not in cash.

         In our analysis of a business opportunity we anticipate that we will consider, among other things, the following factors:

         (1)   Potential  for  growth  and   profitability,   indicated  by  new
technology, anticipated market expansion, or new products;

         (2) Our perception of how any particular business opportunity will be received by the investment community and by our stockholders;

         (3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable our securities to qualify for listing on a exchange or on a national automated securities quotation system, such as NASDAQ.

         (4) Capital requirements and anticipated availability of required funds, to be provided by us or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

         (5)   The extent to which the business opportunity can be advanced;

         (6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

         (7) Strength and diversity of existing management, or management prospect that are scheduled for recruitment;

         (8) The cost of our participation as compared to the perceived tangible and intangible values and potential; and

         (9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

         No one of the factors described above will be controlling in the selection of a business opportunity. Management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development. Thus, the task of comparative investigation and analysis of such business opportunities will be extremely difficult and complex. Potential investors must recognize that, because of our limited capital available for investigation and management's limited experience in business analysis, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

Form of Acquisition

         We cannot predict the manner in which we may participate in a business opportunity. Specific business opportunities will be reviewed as well as our needs and desires and those of the promoters of the opportunity. The legal structure or method deemed by management to be suitable will be selected based upon our review and our relative negotiating strength. Such structure may include, but is not limited to, leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. We may act directly or indirectly through an interest in a partnership, corporation or other form of organization. We may be required to merge, consolidate or reorganize with other corporations or forms of business organization. In addition, our present management and stockholders most likely will not have control of a majority of our voting shares following a merger or reorganization transaction. As part of such a transaction, our existing directors may resign and new directors may be appointed without any vote by our stockholders.

Competition

         We expect to encounter substantial competition in our effort to locate attractive opportunities. Business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals will be our primary competition. Many of these entities will have significantly greater experience, resources and managerial capabilities than we do and will be in a better position than we are to obtain access to attractive business opportunities. We also will experience competition from other public "blind pool" companies, many of which may have more funds available.

Employees

         We currently have no employees. Our management expects to confer with consultants, attorneys and accountants as necessary. We do not anticipate a need to engage any full-time employees so long as we are seeking and evaluating business opportunities. We will determine the need for employees based upon the specific business opportunity.

Reports to Security Holders

         Bingham Canyon has voluntarily elected to file this Form 10-SB registration statement to become a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result we are required to comply with the reporting requirements of the Exchange Act. We are required to file annual, quarterly and other reports with the Securities and Exchange Commission ("SEC"). We also are subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders.

Available Information

         Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also should be available through the Internet by using the SEC's EDGAR Archive, which is located at http://www.sec.gov.


        ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

         Since inception, we have had no revenues and have experienced losses. We have financed our operations primarily through the sale of our common stock or by loans from shareholders. For the nine month period ended September 30, 2000, we had no cash on hand and total current liabilities of $27,000. The $27,000 note payable is for legal and accounting fees incurred during 1999 which were paid on our behalf by Mutual Ventures Corporation, a related party. We have no material commitments for the next twelve months. We believe that our current cash needs for at least the next twelve months can be met by loans from our directors, officers and shareholders. These loans will be repaid when monies become available.

         Our management intends to actively pursue business opportunities during the next twelve months. All risks inherent in new and inexperienced enterprises are inherent in our business. Based on current economic and regulatory conditions, management believes that it is possible, if not probable, for a company like ours, without many assets or liabilities, to negotiate a merger or acquisition with a viable private company. The opportunity arises principally because of the high legal and accounting fees and the length of time associated with the registration process of "going public". However, should any of these conditions change, it is very possible that there would be little or no economic value for anyone taking over control of Bingham Canyon.

         Potential investors must recognize that because of our limited capital available for investigation and management's limited experience in business analysis we may not discover or adequately evaluate adverse facts about the business opportunity to be acquired. Also, we intend to concentrate our acquisition efforts on properties or businesses that we believe to be undervalued or that we believe may realize a substantial benefit from being publicly owned. Investors should expect that any acquisition candidate may have little or no operating history, or a history of losses or low profitability.

         It is emphasized that our management may effect transactions having a potentially adverse impact upon our shareholders pursuant to the authority and discretion of our management to complete acquisitions without submitting any proposal to the stockholders for their consideration.

         Should a merger or acquisition prove unsuccessful, it is possible that we may decide not to pursue further acquisition activities and management may abandon its activities and our shares would become worthless.

                        ITEM 3: DESCRIPTION OF PROPERTIES

         We do not currently own or lease any property. We utilize office space in the office of one of our shareholders at no cost. Until we pursue a viable business opportunity and recognize income, we will not seek independent office space.


                ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

         The following table sets forth the beneficial ownership of our outstanding common stock of each person or group known by us to own beneficially more than 5% of our outstanding common stock and ownership of our management. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 17,000,000 shares of common stock outstanding as of December 8, 2000.

                            CERTAIN BENEFICIAL OWNERS

                                          Common Stock Beneficially Owned
Name and Address of              Number of Shares of
Beneficial Owners                Common Stock              Percentage of Class

VIP Worldnet, Inc.               15,010,450*               88.3%
154 E.  Ford Avenue
Salt Lake City, Utah 84115

         * VIP Worldnet, Inc. holds 15,000,000 shares and its president and director, Joanne Clinger, beneficially owns 10,450 shares.


                                   MANAGEMENT

                                             Common Stock Beneficially Owned
Name and Address of                     Number of Shares
Beneficial Owners                       Common Stock       Percentage of Class

John W.  Peters                                  200*               **
476 East South Temple, Suite 440
Salt Lake City, Utah 84111

* Includes 200 shares held by spouse.
** Less than 1%


                    ITEM 5: DIRECTORS AND EXECUTIVE OFFICERS

         Our executive officers and directors and their respective ages, positions and term of office are set forth below. Biographical information for each of those persons is also presented below. Our bylaws require at least one director and up to nine directors who serve for a term of one year and our executive officers are chosen by our Board of Directors and serve at its discretion. There are no existing family relationships between or among any of our executive officers or directors.

Name               Age   Position Held                      Director or Officer Since
----               ---   -------------                      -------------------------
Brett Mayer        28    President and Director             June 30, 2000
John W.  Peters    48    Secretary/Treasurer and Director   July 19, 1999

         Brett Mayer. From January 1995 to the present Mr. Mayer has been an account executive for Universal Business Insurance primarily marketing and selling insurance policies. He received a bachelors degree in economics from the University of Utah.

         John Peters. Since July 1999 Mr. Peters has been the manager of Development Specialties, Inc. a property management company. Since 1995 to the present he has been President and Chairman of the Board of

Earth Products and Technologies, Inc, a reporting company. From 1993 to 1995 he was employed as Earth Products' operations manager. He also is a Director of Skinovation Pharmaceutical, Inc. a reporting company. Prior business experience includes President and executive officer of Certified Environmental Laboratories, Inc. and Vice President of Sales and Marketing for Comco Communications Corp. in California. Mr. Peters studied business administration at Long Beach Community College and California Polytechnic State University in San Louis Obispo, California.


                         ITEM 6: EXECUTIVE COMPENSATION

         Our named executive officers have not received any cash compensation, bonuses, stock appreciation rights, long term compensation, stock awards or long-term incentive rights from us during the past three fiscal years. We have not entered into employment contracts with our executive officers and their compensation, if any, will be determined at the discretion of our Board of Directors.

Compensation of Directors

         We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.


             ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         We have not engaged in any transactions in excess of $60,000 during the past two years involving our executive officers, directors, 5% stockholders or immediate family members of such persons.

Parent Company

         VIP Worldnet, Inc. is our parent company and beneficially owns 15,010,450 shares of our common stock. Such shares represent 88.3% of our issued and outstanding shares.


                        ITEM 8: DESCRIPTION OF SECURITIES

Common Stock

         We are authorized to issue 100,000,000 shares of common stock, par value $.001, of which 17,000,000 are outstanding as of December 8, 2000. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof (i) to one non- cumulative vote for each share held of record on all matters submitted to a vote of the stockholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Our stockholders have no preemptive rights to acquire additional shares of common stock or any other securities.

                                     PART II


                     ITEM 1: MARKET PRICE FOR COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

         We do not have an established public trading market. We have approximately 84 stockholders of record with 15,010,650 restricted shares, as that term is defined in Rule 144, and 1,989,350 free trading shares. We do not have any outstanding options or warrants to purchase our common shares. We have not declared dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future.

                            ITEM 2: LEGAL PROCEEDINGS

         We are not a party to any proceedings or threatened proceedings as of the date of this filing.


              ITEM 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We have had no change in, or disagreements with, our principal independent accountant during our last two fiscal years.


                 ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES

         On August 18, 1998, we issued an aggregate of 100 shares to our founding officers and directors. We sold 50 shares each to Matthew McLelland and April Marino for $1.00 each. These shares were subsequently canceled and returned to the corporate treasury. The issuance of such shares was exempt from registration under the Securities Act of 1933 by reason of Sections 4(2) as a private transaction not involving a public distribution.


                ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Pursuant to Nevada Revised Statutes Section 78.7502 and 78.751 our Articles of Incorporation and bylaws provide for the indemnification of present and former directors and officers and each person who serves at our request as our officer or director. Indemnification for a director is mandatory and indemnification for an officer, agent or employee is permissive. We will indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is our director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interest. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful. This right of indemnification shall not be exclusive of other rights the individual is entitled to as a matter of law or otherwise.

         We will not indemnify an individual adjudged liable due to his negligence or wilful misconduct toward us, or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our bylaws.

         Our bylaws provide that directors may receive advances for expenses if the individual provides a written affirmation of his good faith belief that he has met the appropriate standards of conduct and he will repay the advance if he is judged not to have met the standard of conduct.

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS

         Bingham Canyon Corporation Financial Statements for September 30, 2000, December 31, 1999 and 1998.

                           Auditors report                             F-1
                           Balance sheet                               F-2
                           Statement of operations                     F-3
                           Statement of stockholder's equity           F-4
                           Statement of cash flows                     F-5
                           Notes                                       F-6

                           BINGHAM CANYON CORPORATION


                              FINANCIAL STATEMENTS
                               September 30, 2000,
                           December 31, 1999, and 1998



Smith
  &
Company
A Professional Corporation of Certified Public Accountants
                       10 West 100 South, #700o  Salt Lake City, Utah 84101-1554
                           Telephone: (801) 575-8297o  Facsimile: (801) 575-8306

                                      Smith
                                        &
                                     Company

           A Professional Corporation of Certified Public Accountants

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
Bingham Canyon Corporation
(A Development Stage Company)

We have audited the accompanying balance sheets of Bingham Canyon Corporation (a development stage company) as of September 30, 2000, December 31, 1999 and 1998, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the periods ended September 30, 2000, December 31, 1999, and 1998, and for the period of February 27, 1986 (date of inception) to September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bingham Canyon Corporation (a development stage company) as of September 30, 2000, December 31, 1999, and 1998, and the results of its operations, changes in stockholders' equity (deficit), and its cash flows for the periods ended September 30, 2000, December 31, 1999, and 1998, and for the period of February 27, 1986 (date of inception) to September 30, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has at September 30, 2000 a retained deficit of $44,000. The Company has suffered losses from operations and has a substantial need for working capital. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2 to the financial statements. The accompanying financial statements do not include any adjustments that may result from the outcome of this uncertainty.


                                                  /s/ Smirh & Company
                                                    CERTIFIED PUBLIC ACCOUNTANTS

Salt Lake City, Utah
December 15, 2000

          10 West 100 South, Suite 700o Salt Lake City, Utah 84101-1554
              Telephone: (801) 575-8297o Facsimile: (801) 575-8306
                          E-mail: smithco@dotplanet.com
           Members: American Institute of Certified Public Accountants
               o Utah Association of Certified Public Accountants

                           BINGHAM CANYON CORPORATION
                          (A Development Stage Company)
                                 BALANCE SHEETS



                                                                         September 30,              December 31,
                                                                             2000             1999                1998
                                                                         -------------    --------------    -------------
             ASSETS
CURRENT ASSETS
         Cash in bank                                                    $           0    $            0    $           0
                                                                         -------------    --------------    -------------

                                                                         $           0    $            0    $           0
                                                                         =============    ==============    =============

             LIABILITIES & EQUITY (DEFICIT)
CURRENT LIABILITIES
         Accounts payable - related party (Note 4)                       $      27,000    $       27,000    $           0
                                                                         -------------    --------------    -------------

                      TOTAL CURRENT LIABILITIES                                 27,000            27,000                0

STOCKHOLDERS' EQUITY (DEFICIT)
             Common Stock $.001 par value:
             Authorized - 100,000,000 shares
             Issued and outstanding 17,000,000 shares                           17,000            17,000           17,000
             Deficit accumulated during
                  the development stage                                        (44,000)          (44,000)         (17,000)
                                                                         -------------    --------------    -------------

                          TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                 (27,000)          (27,000)               0
                                                                         -------------    --------------    -------------

                                                                         $           0    $            0    $           0
                                                                         =============    ==============    =============

See Notes to Financial Statements.

                           BINGHAM CANYON CORPORATION
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS


                                                          Period                                             2/27/86
                                                          ended                   Year ended                 (Date of
                                                        September 30,            December 31,              inception) to
                                                           2000            1999               1998            9/30/2000
                                                       --------------  -------------    -------------   -----------------
Net sales                                              $            0  $           0    $           0   $               0
Cost of sales                                                       0              0                0                   0
                                                       --------------  -------------    -------------   -----------------

                GROSS PROFIT                                        0              0                0                   0

General & administrative expenses                                   0         27,000                0              44,000
                                                       --------------  -------------    -------------   -----------------

                  NET LOSS                             $            0  $     (27,000)   $           0   $         (44,000)
                                                       ==============  =============    =============   =================

Net income (loss) per weighted
         average share                                 $         .000  $       (.002)   $        .000
                                                       ==============  =============    =============

Weighted average number of common
         shares used to compute  net income
         (loss) per weighted  average share                17,000,000     17,000,000       17,000,000
                                                       ==============  =============    =============


See Notes to Financial Statements.

                           BINGHAM CANYON CORPORATION
                          (A Development Stage Company)
             STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)


                                                                                                              Deficit
                                                                                                            Accumulated
                                                                                Common Stock                  During
                                                                              Par Value $0.001              Development
                                                                             Shares         Amount             Stage
                                                                         -------------  -------------   -----------------
Balances at 2/27/86 (Date of inception)                                              0  $           0   $               0
         Issuance of common stock (restricted)
           at $.001 per share at 4/24/86                                    17,000,000         17,000
         Net loss for period                                                                                       (3,400)
                                                                         -------------  -------------   -----------------
Balances at 12/31/86                                                        17,000,000         17,000              (3,400)
         Net loss for year                                                                                         (3,400)
                                                                         -------------  -------------   -----------------
Balances at 12/31/87                                                        17,000,000         17,000              (6,800)
         Net loss for year                                                                                         (3,400)
                                                                         -------------  -------------   -----------------
Balances at 12/31/88                                                        17,000,000         17,000             (10,200)
         Net loss for year                                                                                         (3,400)
                                                                         -------------  -------------   -----------------
Balances at 12/31/89                                                        17,000,000         17,000             (13,600)
         Net loss for year                                                                                         (3,400)
                                                                         -------------  -------------   -----------------
Balances at 12/31/90                                                        17,000,000         17,000             (17,000)
         Net income for year                                                                                            0
                                                                         -------------  -------------   -----------------
Balances at 12/31/91                                                        17,000,000         17,000             (17,000)
         Net income for year                                                                                            0
                                                                         -------------  -------------   -----------------
Balances at 12/31/92                                                        17,000,000         17,000             (17,000)
         Net income for year                                                                                            0
                                                                         -------------  -------------   -----------------
Balances at 12/31/93                                                        17,000,000         17,000             (17,000)
         Net income for year                                                                                            0
                                                                         -------------  -------------   -----------------
Balances at 12/31/94                                                        17,000,000         17,000             (17,000)
         Net income for year                                                                                            0
                                                                         -------------  -------------   -----------------
Balances at 12/31/95                                                        17,000,000         17,000             (17,000)
         Net income for year                                                                                            0
                                                                         -------------  -------------   -----------------
Balances at 12/31/96                                                        17,000,000         17,000             (17,000)
         Net income for year                                                                                            0
                                                                         -------------  -------------   -----------------
Balances at 12/31/97                                                        17,000,000         17,000             (17,000)
         Net income for year                                                                                            0
                                                                         -------------  -------------   -----------------
Balances at 12/31/98                                                        17,000,000         17,000             (17,000)
         Net loss for year                                                                                        (27,000)
                                                                         -------------  -------------   -----------------
Balances at 12/31/99                                                        17,000,000         17,000             (44,000)
         Net income for period                                                                                          0
                                                                         -------------  -------------   -----------------

Balances at 9/30/00                                                         17,000,000  $      17,000   $         (44,000)
                                                                         =============  =============   =================

See Notes to Financial Statements.

                           BINGHAM CANYON CORPORATION
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS


                                                           Period                                            2/27/86
                                                           ended                 Year ended                 (Date of
                                                        September 30,            December 31,              inception) to
                                                             2000            1999           1998            9/30/2000
                                                       --------------  -------------    -------------   -----------------
OPERATING ACTIVITIES
         Net income (loss)                             $            0  $     (27,000)   $           0   $         (44,000)
         Adjustments to reconcile net income
           (loss) to cash used by operating
           activities:
             Amortization                                           0              0                0              17,000
             Accounts payable - related party                       0         27,000                0              27,000
                                                       --------------  -------------    -------------   -----------------

                NET CASH USED BY
                OPERATING ACTIVITIES                                0              0                0                   0

INVESTING ACTIVITIES
         Organization costs                                         0              0                0             (17,000)
                                                       --------------  -------------    -------------   -----------------

                NET CASH REQUIRED BY
                INVESTING ACTIVITIES                                0              0                0              (17,000)

FINANCING ACTIVITIES
         Proceeds from sale of
          common stock                                              0              0                0              17,000
                                                       --------------  -------------    -------------   -----------------

                NET CASH PROVIDED BY
                FINANCING ACTIVITIES                                0              0                0              17,000
                                                       --------------  -------------    -------------   -----------------

                INCREASE IN CASH
                AND CASH EQUIVALENTS                                0              0                0                   0

         Cash and cash equivalents at beginning
           of period                                                0              0                0                   0
                                                       --------------  -------------    -------------   -----------------

                CASH & CASH EQUIVALENTS
                AT END OF PERIOD                       $            0  $           0    $           0   $               0
                                                       ==============  =============    =============   =================


See Notes to Financial Statements.

                           BINGHAM CANYON CORPORATION
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                 September 30, 2000, December 31, 1999, and 1998


NOTE 1:                SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
         a.            Organization & Consolidation Policy

                       Bingham Canyon Corporation (the Company), a Nevada corporation, was incorporated on August 19, 1998. On August 26, 1999, the Company merged with Bingham Canyon Corporation, a Delaware corporation ("Bingham Delaware"). The Company is the surviving corporation.

                       Bingham Delaware was Incorporated as Hystar Aerospace Marketing Corporation of Delaware on February 27, 1986 to lease, sell, and market airships and the Burkett Mill, a waste milling device, which rights were acquired from VIP Worldnet, Inc., initially the only shareholder. The technology to further develop the airship and the mill by the parent company proved to be prohibitive, and shortly after the acquisition of the marketing rights further activity ceased. Bingham Delaware has been inactive since that date.

                       The merger was recorded under the pooling of interests method of accounting. Each share of the Company remained outstanding as one fully paid and non-assessable share of capital stock of the surviving corporation.

                       The accompanying financial statements present the financial condition and results of operations of Bingham Delaware from its inception through the merger date and of the surviving entity, the Company, as of the merger date.

         b.            Recognition of Revenue

                       The Company recognizes income and expense on the accrual basis of accounting.

         c.            Earnings (Loss) Per Share

                       The computation of earnings (loss) per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

         d.            Cash and Cash Equivalents

                       The Company considers all highly liquid  investments with
                       maturities   of   three   months   or  less  to  be  cash
                       equivalents.

         e.            Provision for Income Taxes

                       The Company records the income tax effect of transactions in the same year that the transactions enter into the determination of income, regardless of when the transactions are recognized for tax purposes. Tax credits are recorded in the year realized. Since the Company has not yet realized income as of the date of this report, no provision for income taxes has been made.

                       In February, 1992, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which supersedes substantially all existing authoritative literature for accounting for income taxes and requires deferred tax balances to be adjusted to reflect the tax rates in effect when those amounts are expected to become payable or refundable. The Statement was applied in the Company's financial statements for the fiscal year commencing January 1, 1993.

                       No provision for income taxes have been recorded due to net operating loss carryforwards totaling approximately $44,000 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2001. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforwards will expire unused.

                           BINGHAM CANYON CORPORATION
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                         (continued) September 30, 2000,
                           December 31, 1999, and 1998


NOTE 1:                SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
         f.            Use of Estimates

                       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         g.            Dividend Policy

                       The Company has not yet adopted any policy regarding payment of dividends.

         h.            Organization Costs

                       The Company amortized its organization costs over a five year period.

NOTE 2:                GOING CONCERN
         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has no assets and has had recurring operating losses for the past several years and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to find an operating company to merge with, thus creating necessary operating revenue.

NOTE 3:                CAPITALIZATION
         In 1986, the Company issued 17,000,000 shares of common stock for the marketing rights to a waste milling device. The value of this issuance was $17,000.

NOTE 4:                RELATED PARTY TRANSACTIONS
         During the year ended December 31, 1999, the Company incurred $27,000 of professional fees payable to Mutual Ventures Corp. An officer of the Company is also an employee of Mutual Ventures Corp.

NOTE 5:                DEVELOPMENT STAGE COMPANY
         The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and searching for a business operation with which to merge, or assets to acquire, in order to generate significant operations.

                                    PART III

                  ITEM 1: INDEX TO AND DESCRIPTION OF EXHIBITS


Exhibit Number         Description                               Location

3.1           Articles of Incorporation, dated August 19, 1998   Filed 9/18/00

3.2           Articles of Merger filed August 26, 1999           Filed 9/18/00

3.3           Bylaws of  Bingham Canyon                          Filed 9/18/00

27            Financial Data Schedule                            See attached





                                    SIGNATURE

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.


         Date: December 15, 2000      Bingham Canyon Corporation
               ------------------

                                      /s/ Brett Mayer
                                      By: _______________________________
                                             Brett Mayer, President and Director



                                       11